Blue Owl Leasing LLC

Supplemental Financial Information (Unaudited) as of and for the period ended June 30, 2026

Blue Owl Leasing LLC
Supplemental Financial Information (Unaudited)

Consolidated Statement of Assets and Liabilities
(Amounts in thousands)

	June 30, 2026	December 31, 2025 (1)
Assets
Investments at fair value (cost $39,759 and $39,600, respectively)	$39,680	$39,628
Cash	3,344	34,555
Due from brokers	—	19
Interest receivable	383	329
Total Assets	$43,407	$74,531
Liabilities
Debt (net of unamortized debt issuance costs of $1,800 and $1,558, respectively)	$2,512	$9,754
Interest payable	121	129
Accrued expenses and other liabilities	306	193
Distribution Payable	258	—
Due to brokers	145	—
Due to advisor	144	—
Total Liabilities	3,486	10,076
Members’ Equity
Total Members’ Equity - Class A	39,921	64,455
Total Members’ Equity - Class B	—	—
Total Members' Equity	39,921	64,455
Total Liabilities and Members’ Equity	$43,407	$74,531

(1) The Company’s date of inception was June 30, 2025
.

1

Blue Owl Leasing LLC
Supplemental Financial Information (Unaudited)
Consolidated Statement of Operations
(Amounts in thousands)

	For the Three Months Ended June 30, 2026	For the Six Months Ended June 30, 2026
Investment Income
Interest income	1,044	2,087
Total Investment Income	1,044	2,087
Operating Expenses
Interest expense	563	1,143
Professional fees	200	475
Organizational costs	21	38
Total Operating Expenses	785	1,656
Net Investment Income (Loss)	259	431
Net Realized and Change in Unrealized Gain (Loss)
Net change in unrealized gain (loss) on investments	132	(107)
Net realized gain (loss) on investments	—	—
Total Net Realized and Change in Unrealized Gain (Loss) on Investments	132	(107)
Net Increase (Decrease) in Members' Equity Resulting from Operations	$391	$324
Total Net Increase (Decrease) in Members’ Equity Resulting from Operations - Class A	$391	$324

.

2

Blue Owl Leasing LLC
Supplemental Financial Information (Unaudited)
Notes to the consolidated financial information

Organization and Principal Business
Blue Owl Leasing LLC (“Leasing JV” or the “Company”), a Delaware limited liability company, is a joint venture among Blue Owl Capital Corporation, Blue Owl Capital Corporation II, Blue Owl Credit Income Corp., Blue Owl Technology Finance Corp., Blue Owl Technology Income Corp., Blue Owl Alternative Credit Fund (collectively, the “Blue Owl Funds”), and California State Teachers Retirement System (“CalSTRS”) (collectively, the “Class A Members” or the “Members” and each, a “Class A Member” or a “Member”). Leasing JV has no Class B Members as of June 30, 2026. The Company’s principal purpose is to make investments, either directly or indirectly through financing subsidiaries or other persons, primarily in leases and loans. The Company is owned by the Class A Members, each of which has equal voting rights. Except under certain circumstances, contributions to the Company cannot be redeemed. Investment decisions must be approved by each of the Class A Members. The Class A Members co-invest through the Company, or its wholly owned subsidiaries. The Company’s date of inception was June 30, 2025 and made its first portfolio company investment on October 23, 2025.

Investment Portfolio Detail
The table below presents the composition of investments at fair value and amortized cost as of June 30, 2026

	June 30, 2026		December 31, 2025
($ in thousands)	Cost	Fair Value	Amortized Cost	Fair Value
Operating leases	$—	$—	$—	$—
Financing Leases	39,759	39,680	39,600	39,628
Total Investments	$39,759	$39,680	$39,600	$39,628
The table below presents the geographic composition of investments based on fair value as of June 30, 2026:

	June 30, 2026	December 31, 2025
United States:
Midwest	34.2%	29.2%
Northeast	20.3	17.8
South	16.0	14.3
West	29.5	38.7
Total	100.0%	100.0%

Debt Activity

Deutsche Bank and Truist Bank Facility
On September 30, 2025, BOC Lease I LLC and BOC Lease II LLC, each a Delaware limited liability company and wholly owned subsidiary of Blue Owl Leasing LLC entered into a revolving credit facility (the “Deutsche Bank and Truist Bank Facility”) with, among others, Deutsche Bank AG, New York Branch, as Co-Structuring Agent, and Truist Bank, as the Administrative Agent and Co-Structuring Agent. The commitment of the Deutsche Bank and Truist Bank Facility is up to $300.0 million. Proceeds from the Deutsche Bank and Truist Bank Facility will be used to finance the origination and acquisition of eligible assets by the borrowers thereunder. The maturity date of the Deutsche Bank and Truist Bank Facility is September 30, 2029, with the funding period lasting from the closing date of September 30, 2025 to the Revolving termination date of September 30, 2027. As of June 30, 2026, there was $4.3 million outstanding under the Deutsche Bank and Truist Bank Facility.
Borrowings under the Deutsche Bank and Truist Bank Facility bear interest at a per annum rate equal to (a) during the funding period, Term SOFR + 1.85%, (b) after the revolving termination date to the first anniversary of the revolving termination date, Term SOFR + 2.10%, and (c) after the first anniversary of the revolving termination date to the maturity date, Term SOFR + 2.10%. The Company also pays unused commitment fees (a) if the aggregate outstanding principal amount is less than or equal to 50% of the aggregate Commitments, 0.40%, (b) otherwise, 0.30% .

2

Blue Owl Leasing LLC
Supplemental Financial Information (Unaudited)
The fair value of the Company’s debt, which is categorized as Level 3 within the fair value hierarchy as of June 30, 2026, approximates the carrying value.
The table below presents the net carrying value of the Company’s debt obligations as of June 30, 2026:

	June 30, 2026
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Unamortized Debt Issuance Costs	Net Carrying Value
Deutsche Bank and Truist Bank Facility	$300,000	$4,312	$15,497	$1,800	$2,512
Total Debt	$300,000	$4,312	$15,497	$1,800	$2,512
(1) The amount available reflects any limitations related to the credit facility’s borrowing base.

	December 31, 2025
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Unamortized Debt Issuance Costs	Net Carrying Value
Deutsche Bank and Truist Bank Facility	$300,000	$11,312	$8,502	$1,558	$9,754
Total Debt	$300,000	$11,312	$8,502	$1,558	$9,754

(1) The amount available reflects any limitations related to the credit facility’s borrowing base.

The table below presents the components of interest expense for the following period:

	For the Three Months Ended June 30, 2026	For the Six Months Ended June 30, 2026
($ in thousands)
Interest expense	$426	$869
Amortization of debt issuance costs	138	274
Total Interest Expense	$563	$1,143

Average interest rate	5.5%	5.5%
Average daily outstanding borrowings	$9,235	$10,268

4